767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

Marquee Raine Acquisition Corp.

65 East 55th Street, 24th Floor

New York, NY 10022

VIA EDGAR

June 24, 2021

Donald Field

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Marquee Raine Acquisition Corp.

Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-256147

Dear Mr. Field:

On behalf of Marquee Raine Acquisition Corp. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 11, 2021 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-256147) filed by the Company on May 14, 2021 (the “Registration Statement”). The responses are based on information provided to us by the Company. Amendment No. 1 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 1”). Captions and page references herein correspond to those set forth in Amendment No. 1.

Mr. Field

June 24, 2021

Registration Statement on Form S-4

General

1.

In an appropriate place in your proxy/prospectus, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Company respectfully advises the Staff that it has revised the disclosure on pages 57-58 of Amendment No. 1 in response to the Staff’s comment in order to disclose the sources and extent of dilution that may be experienced by public shareholders who elect not to redeem their shares, including in respect of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in our sensitivity analysis, including any needed assumptions.

Q: Will New Enjoy obtain new financing in connection with the Business Combination?, page xvii

2.	Please revise the answer to explicitly confirm the price per share at which the PIPE Investors will be purchasing their shares.

The Company respectfully advises the Staff that it has revised the disclosure on page xvii of Amendment No. 1 in response to the Staff’s comment in order to disclose that the PIPE Investors will be purchasing their shares of New Enjoy Common Stock for a per share price of $10.00.

Interests of MRAC’s Directors and Executive Officers in the Business Combination, page 12

3.	Please revise to quantify the amounts discussed in the fourth and fifth bullets under this subject heading.

The Company respectfully advises the Staff that it has revised the disclosure on pages 13, 48, 50 and 125 of Amendment No. 1 in response to the Staff’s comment.

4.

Please refer to the eighth bullet. Please revise to quantify the value of the New Enjoy Common Stock to be received in connection with the conversion of the convertible note. In this regard, we note that the note converts at a discount.

The Company respectfully advises the Staff that it has revised the disclosure on pages 13, 48 and 125 of Amendment No. 1 in response to the Staff’s comment.

5.	We note that Sponsor and each director of MRAC have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company respectfully advises the Staff that it has revised the disclosure on pages iii, 80, 84 and 185 of Amendment No. 1 in response to the Staff’s comment.

Mr. Field

June 24, 2021

Sources and Uses of Funds for the Business Combination, page 17

6.

We note the related-party interests and payments detailed on pages 12 and 13. Given the significant related-party interests and payments, please revise footnote 5 to more clearly detail the various expenses included in the $50 million of transaction expenses and specifically any related-party interests or payments.

The Company respectfully advises the Staff that it has revised the disclosure on page 17 of Amendment No. 1 in response to the Staff’s comment.

The COVID-19 pandemic is unprecedented and has impacted, and may continue to impact, our key metrics and results of operations, page 23

7.

Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company’s business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.

The Company respectfully advises the Staff that Enjoy is unable to quantify the precise impact that the COVID-19 pandemic has had on its business and operation. However, in response to the Staff’s comment, the Company has revised the disclosure on pages 23-24 of Amendment No. 1 to clarify the uncertainties regarding the impact of the COVID-19 pandemic on Enjoy’s business and operations.

We are involved in and may pursue additional strategic relationships, page 30

8.

We note your disclosure that two of your Business Partners account for a significant portion of your revenue. Please revise to quantify the percentage contribution so investors can appreciate the discussed risk. In addition, revise your disclosure under the heading “Business Partnerships” on page 206 to identify the significant Business Partners and quantify their percentage contribution to your revenue.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30, 209 and 210 of Amendment No. 1 to quantify the percentage contribution of its Business Partners to revenue so investors can appreciate the discussed risk. The Company respectfully advises the Staff that the disclosure of the names of Enjoy’s Business Partners is not required by Item 101(h)(4)(vi) of Regulation S-K, nor does the Company believe the identity of Enjoy’s top two Business Partners is material to an understanding of Enjoy’s business taken as a whole or necessary for investors to make an informed investment decision. The Company also believes that the identities of Enjoy’s Business Partners are of significantly less importance than a qualitative and quantitative description of the extent to which revenue from such Business Partners is relied upon.

While the Company does consider the loss of revenue from any one of Enjoy’s largest Business Partners significant, warranting appropriate risk factor disclosure of the potential consequences of such loss, the Company does not believe investors will be more informed of these risks by knowing the Business Partners’ identities. In addition, the Company already discloses the names of the companies with whom Enjoy has contractual partnerships, commercial relationships and/or authorized dealer agreements, including AT&T in the US, BT-EE (British Telecom) in the UK, Rogers in Canada and Apple in select US cities, providing investors with sufficient detail to understand Enjoy’s business.

Additionally, the Company respectfully submits that both Enjoy and its Business Partners consider the identities of such Business Partners as they relate to revenue to be highly confidential and commercially sensitive. For these reasons, the Company believes its revised disclosures are sufficient and the Company has omitted disclosure of the identity of these Business Partners in Amendment No. 1.

Mr. Field

June 24, 2021

Risk Factors

Risks Related to redemption, page 65

9.

Please disclose the uncertainty about the amount of redemptions and the potential impact to public shareholders that do not redeem their shares, to provide investors with a clear view of the potential impact of redemptions. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non- redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company respectfully advises the Staff that it has revised the disclosure on pages 66-67 of Amendment No. 1 in response to the Staff’s comment.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable, page 68

10.	We note that the risk factor header and discussion paragraphs appear to discuss unrelated topics. Please reconcile.

The Company respectfully advises the Staff that it has revised the disclosure on page 69 of Amendment No. 1 in response to the Staff’s comment.

MRAC’s Board of Directors’ Reasons for the Business Combination, page 111

11.

Please disclose, to the extent applicable, in recommending shareholder approval for the proposed transaction, what consideration the MRAC Board gave to the overall valuation and consideration being paid to acquire Enjoy. In this regard, we note that the Background to the Business Combination section on page 103 highlights that a number of the LOIs and negotiations between the parties focused on pre-money enterprise value or equity value, but valuation is not discussed specifically in this section.

The Company respectfully advises the Staff that it has revised the disclosure on page 113 of Amendment No. 1 in response to the Staff’s comment.

Projected Financial Information, page 114

12.

We note your disclosure that the financial projections are based upon numerous estimates and assumptions. Please revise to disclose the material estimates and assumptions underlying the financial projections.

The Company respectfully advises the Staff that it has revised the disclosure on pages 115-116 of Amendment No. 1 in response to the Staff’s comment.

Interests of MRACs Directors and Executive Officers in the Business Combination, page 122

13.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

The Company respectfully advises the Staff that it has revised the disclosure on pages, 14, 49 and 126 of Amendment No. 1 in response to the Staff’s comment.

Mr. Field

June 24, 2021

U.S. Federal Income Tax Considerations, page 156

14.

Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Marquee Raine Acquisition Corp’s securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

The Company respectfully advises the Staff that it has filed the requested tax opinion as Exhibit 8.1 to Amendment No. 1, and the Company has revised the disclosure on page 158 of Amendment No. 1 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 170

15.	Please disclose a quantitative reconciliation of how you arrived at the 249,172,944 shares of Enjoy common stock outstanding in Note 4 on page 177.

The Company respectfully advises the Staff that it has revised the disclosure on pages 179-180 of Amendment No. 1 in response to the Staff’s comment in order to include a quantitative reconciliation as of March 31, 2021 within Note 4 to the unaudited pro forma financial statements.

16.

Please tell us your consideration of recording the direct and incremental costs of the reverse recapitalization in adjustment 5(i) on page 178 as an adjustment to accumulated deficit on page 173 and as an adjustment to your pro forma statement of operations on page 174. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment. A reverse recapitalization of this kind, for accounting purposes, is effectively equivalent to the issuance of equity by the accounting acquirer for the cash of the special purpose acquisition company (the “SPAC”). Accordingly, direct and incremental transaction costs related to the SPAC merger that would not otherwise have been incurred are treated as a reduction of the SPAC’s cash proceeds, and they are deducted from the combined company’s additional paid-in capital rather than expensed as incurred. This treatment is similar to the treatment described in Staff Accounting Bulletin Topic 5.A, Expenses of Offering.

Additionally, the Company acknowledges that unlike a traditional equity offering, the Business Combination involves multiple elements. In addition to the accounting acquirer assuming the equity issued by the Company, which is being accounted for as an issuance of equity, the accounting acquirer is also assuming the Company’s derivative warrant and earn out liabilities. The Company understands and acknowledges that there is no authoritative guidance to address the accounting for transaction costs in a bundled financing transaction in a SPAC merger. It is generally accepted that transaction costs should be allocated among freestanding financial instruments involved in a financing transaction in a systematic and rationale way. The direct and incremental transaction costs allocable to the derivative liabilities would be expensed by analogy to the explicit guidance in ASC 825-10-25-3 because those instruments are subsequently remeasured at fair value. The direct and incremental transaction costs allocable to the equity classified instruments are accounted for as a charge to additional paid-in-capital as noted above.

Although the Company is still considering the appropriate accounting for transaction costs, based on its preliminary assessment, the estimated amount of Enjoy’s transaction costs that may be allocated to accumulated deficit in the pro forma balance sheet as of March 31, 2021 and to expense in the pro forma statement of operations for the year ended December 31, 2020 were determined to be

Mr. Field

June 24, 2021

immaterial. As a result, the Company did not include an additional adjustment to the pro forma financial statements to allocate such costs. The Company is still evaluating the accounting treatment and will revisit this matter, including the related allocation methodology and materiality conclusions, at the close of the Business Combination to ensure the proper accounting is reflected in the financial statements of New Enjoy.

17.	Please tell us how adjustments 5(l), 5(w) and 5(x) to accumulated deficit have been reflected in the pro forma statement of operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and, as it relates to adjustment 5(1), the Company has revised the disclosure to include a $3.0 million write-off within adjustment 6(f) in the amended December 31, 2020 pro forma statement of operations on page 182 of Amendment No. 1.

Adjustments 5(w) and 5(x) have been removed in the updated pro forma balance sheet as of March 31, 2021. Additionally, these adjustments should not be reflected in the amended pro forma statement of operations.

18.	Please disclose your consideration of the tax effects of the pro forma adjustments. Refer to Rules 11-02(a)(11)(i) and 11-02(b)(5) of Regulation S-X.

The Company respectfully advises the Staff that it has revised the disclosure on pages 182 and 183 of Amendment No. 1 in response to the Staff’s comment. New Enjoy will not recognize current or deferred tax expense upon consummation of the Business Combination. Enjoy’s current tax expense is related to foreign jurisdictions, in which there will be no impact from the Business Combination. New Enjoy’s U.S. deferred tax balances will be offset by a full valuation allowance. Therefore, no income tax provision impact related to the transaction accounting adjustments is reflected.

Information About Enjoy, page 199

19.	Please refer to the CEO Letter and tenth paragraph. Please revise to balance the revenue, revenue growth and EBITDA margin projections with the company’s large historical net losses for 2019 and 2020.

The Company respectfully advises the Staff that it has revised the CEO Letter on page 202 of Amendment No. 1 in response to the Staff’s comment in order to balance these financial metric projections with Enjoy’s historical net losses.

Drive greater revenue per Mobile Store, page 211

20.	Please revise to disclose your revenue per visit and visits per day for 2019 and 2020.

The Company respectfully advises the Staff that it has revised the disclosure on page 214 of Amendment No. 1 in order to disclose revenue per visit and visits per day for 2019 and 2020.

Mr. Field

June 24, 2021

Beneficial Ownership of Securities, page 245

21.

Please revise to disclose the natural person or persons who have voting or investment power with respect to the shares held by Marquee Raine Acquisition Sponsor LP. Refer to Item 403 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 255 of Amendment No. 1 in response to the Staff’s comment in order to disclose the natural persons who make the voting and investment decisions at Marquee Raine Acquisition Sponsor GP, Ltd., the general partner of Marquee Raine Acquisition Sponsor LP.

Enjoy Technology, Inc. Financial Statements

Note 2. Summary of Significant Accounting Policies

Operations and Technology, page F-31

22.

Please tell us in detail and quantify for each period presented the various types of costs included in operations and technology expenses. Also, tell us how you determined that none of the operations and technology expenses related to your mobile stores should be included in cost of revenue.

The Company respectfully advises the Staff that Enjoy’s cost of revenue represents the direct costs incurred for Enjoy’s Mobile Stores and Experts when an Expert physically conducts a field visit. Costs directly related to the Expert field visit include Mobile Store expenses, which are the Expert compensation and vehicle-related costs (including, but not limited to, fleet lease expense), and other expenses used directly during a visit (including, but not limited to, uniforms, point-of-sale devices and Company-issued mobile phone for use by the Experts).

The Company further respectfully advises the Staff that Enjoy’s operations and technology expenses primarily consist of technology and facility costs that provide support for the operation of Enjoy’s Mobile Stores and Expert field visits. The Company does not consider operations and technology expenses to be a component of cost of revenue as these costs are not directly incurred during an Expert field visit. The Company considers operations and technology expenses to be ancillary in nature and Enjoy would incur these costs regardless of physical Expert field visits.

The Company respectfully advises the Staff that Enjoy’s operations and technology costs include field management, facilities, engineering, fulfillment, field support and depreciation. Definitions of each cost category are as follows:

•

Field management – This category includes costs associated with Store Managers (or “Captains”) and Market Managers (or “Coaches”) that oversee their warehouses (also referred to as “Enjoy Houses”) and market/region. Field management employees manage both Fulfillment and the Experts that perform the physical field visits. The Company does not consider field management to be cost of revenue because these employees are not physically present during Expert field visits and do not interact with the end consumer.

•

Facilities – This category includes costs associated with the Enjoy House, which include rent, common area maintenance, property tax, utilities, repair, maintenance, and office supplies. These costs are not directly related to the Mobile Store and Expert costs incurred during a field visit.

Mr. Field

June 24, 2021

•

Engineering – This category represents the technology component of the operations and technology costs. Engineering includes software and data engineers’ salaries and related benefits and development and maintenance of certain applications that support the Commerce-at-Home experience. This includes proprietary software platforms for integrations with our customers, field operations and inventory management. The Company does not consider engineering activities to be cost of revenue because these employees are not physically present during Expert field visits and do not interact with the end consumer.

•

Fulfillment – This category includes costs associated with Enjoy House employees and fulfillment operations managers. The fulfillment team manages the consigned inventory located at the Enjoy Houses, which includes sourcing, storage and deployment of inventory. Fulfillment employees also work directly with Enjoy’s customers on inventory related matters, including inventory reconciliations and cycle counts. The Company does not consider fulfillment employee activities to be cost of revenue because these employees are not physically present during Expert field visits and never interact with the end consumer. Further, Enjoy does not generate revenue from its customers for inventory.

•

Field Support – This category includes costs associated with learning & development activities to support the field and other support staff salaries which occur outside of the expert field visit. Field support activities include training, rescheduling visits and coordination of new offerings with our partners. The Company does not consider field support activities to be cost of revenue because the employees are not physically present during Expert field visits and would rarely interact with the end consumer during a visit.

•	Depreciation – This category represents depreciation for the Enjoy House and related fixed assets, which are primarily leasehold improvements.

Operations and technology cost breakout is as follows (in millions):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Field Management	$15.0	$11.5
Facilities	12.7	7.7
Engineering	12.4	12.2
Fulfillment	11.0	12.0
Field Support	6.7	6.2
Depreciation	2.5	1.4

Total	$60.3	$51.0

Note 15. Segment Information, page F-48

23.	Please disclose in greater detail the types of unallocated corporate operations and technology expenses and general and administrative expenses excluded in arriving at your segment loss amounts.

Mr. Field

June 24, 2021

The Company respectfully advises the Staff that it has included clarifying disclosures in response to the Staff’s comment within the audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements to describe the types of unallocated corporate expenses excluded in arriving at the segment loss amounts. The additional disclosures are set forth below:

•

Unallocated corporate operations and technology expenses consist of personnel-related expenses for engineers and the development and maintenance of our technology systems. Unallocated general and administrative expenses consist of personnel-related expenses for executive, finance, legal, human resources, and corporate facilities.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc: Crane H. Kenney, Co-Chief Executive Officer, Marquee Raine Acquisition Corp.